Exhibit 99.2

1 Merger of Progen Pharmaceuticals Limited and Avexa Limited December 2008

2 Forward Looking Statement • No representation, express or implied, is made as to the fairness, accuracy, completeness or correctness of information contained in this presentation, including the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns or statements in relation to future matters contained in the presentation (“forward-looking statements”). Such forward-looking statements are by their nature subject to significant uncertainties and contingencies and are based on a number of estimates and assumptions that are subject to change (and in many cases are outside the control of Avexa, Progen and its Directors) which may cause the actual results or performance of Avexa and Progen to be materially different from any future results or performance expressed or implied by such forward looking statements. Such statements involve known and unknown risks and important factors that may cause the actual results, performance or achievements of Avexa or Progen to be materially different from the statements in this presentation. Actual results could differ materially depending on factors such as the availability of resources, the results of pre-clinical proof-of-concept studies, the timing and effects of regulatory actions, the strength of competition and the effectiveness of patent protection. • To the maximum extent permitted by law, Avexa and Progen disclaims any responsibility for the accuracy or completeness of any forward-looking statements and disclaims any responsibility to update or revise any forward-looking statement to reflect any change in Avexa’s and Progen’s financial condition, status or affairs or any change in the events, conditions or circumstances on which a statement is based. • This presentation provides information in summary form only and is not intended to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. • To the maximum extent permitted by law, neither Avexa nor Progen nor any of their its related bodies corporate, Directors, employees or agents, nor any other person, accepts any liability, including, without limitation, any liability arising from fault or negligence, for any direct, indirect or consequential loss arising from the use of this presentation or its contents or otherwise arising in connection with it. • This presentation should be read in conjunction with other publicly available material. Further information including historical results and a description of the activities of Avexa and Progen is available on www.avexa.com.au and www.progen.com.au.

3 Transaction Overview Summary • Merger of Progen Pharmaceuticals Limited (Progen) and Avexa Limited (Avexa) • All scrip offer by Progen, implemented by Scheme of Arrangement between Avexa and its shareholders • Prior to merger, Progen to propose to shareholders and conduct, if approved, a voluntary share buyback at AUD$1.10 per share for up to AUD$20 million • Creates one of Australia’s leading biotechnology companies with a focus on small molecule drug development with over AUD$60 million in cash post completion • Merged entity to be named Avexa Pharmaceuticals Limited Terms • 1 Progen share for every 12.857 Avexa shares1 • Exchange Ratio is based on Avexa’s current share price of AUD$0.105 per share and an implied value of AUD$1.35 per Progen share • Merged group to be owned approximately 56% by Progen shareholders and 44% by Avexa shareholders (assuming share buyback of AUD$20 million by Progen) Key Conditions • Avexa and Progen shareholder approval • Regulatory approvals • Other conditions as set out in the MIA 1 This ratio may be adjusted under the terms of the Merger Implementation Agreement depending upon the level of liquid assets of Progen.

4 Combined Board and Management • Board to consist of: – 4 Avexa directors: Nathan Drona, David Bottomley, Dr Julian Chick, Dr John Sime – 3 Progen directors: Dr Mal Eutick, John Lee, Justus Homburg • Nathan Drona will be the Chairman • Dr Julian Chick will be the Chief Executive Officer • Other senior management and staff positions drawn from each organisation based on merit resulting in an enhanced management and research capability

5 Progen Pharmaceuticals • Gain exposure to an advanced Phase III program with a strong probability of success, on very attractive terms. Historically, late state HIV assets boast high rates of commercialization • Broaden and diversify portfolio with infectious disease assets • Additional leverage to seek partnerships/out-licensing for all product candidates • The option of a significant cash return to shareholders while the merged entity is expected to have a strong balance sheet with projected cash of AUD$60 million Avexa Limited • Phase III trial for ATC funded through to the 24 week milestone. Historically, late state HIV assets boast high rates of commercialization • Expanded portfolio with oncology assets backed by strong science • Additional leverage to seek partnerships/out-licensing for all product candidates • Merged entity is expected to have a strong balance sheet with projected cash of AUD$60 million Strategic Rationale

6 Combined Company Programs ATC (apricitabine) • Excellent safety profile • One of the most active NRTIs • Very high genetic barrier to resistance • A potent agent in reconstituting the immune system • High probability of success • Significant market potential – HIV market in excess of $8 billion worldwide • Near term clinical milestones in 2009 Other Programs • Late pre-clinical and early clinical development projects backed by strong science in both oncology and anti-infectives • Small molecule drug discovery capability with application to epigenetics, angiogenesis, cell proliferation and viral replication • Synergies to progress drugs faster through pre-clinical and clinical development at a lower cost

7 Combined Asset Growth Strategy ATC (apricitabine) Executing the Development Timeline • Complete the Phase III program and maintain clinical progress to 16 week Phase III data anticipated in second quarter 2009 • Continue to implement regulatory process and patient recruitment to 24 week data 2009/2010 Outcomes • Sufficient cash resources expected to complete the 24 week stage of the first Phase III study – expected to be reported in 2010 • Continued emphasis on partnering discussions Other Programs Developing a Broad Portfolio • Merged entity to continue to progress select programs most likely to contribute to shareholder value • Each program will be evaluated with the focus on building a balanced portfolio of oncology and anti-viral assets funded to critical stage gates and licensing points • Will continue to drive partnering PI88 Harnessing Expertise • Combining strengths in research, clinical development and regulatory capabilities to cost effectively and efficiently progress assets

8 Anticipated Transaction Timetable Merger Implementation Agreement (MIA) signed 20 December 2008 Explanatory notice of merger and share buyback to be sent to Progen shareholders Late January 2009 Scheme Booklet to be sent to Avexa shareholders February 2009 Progen shareholder meeting to approve the merger and share buyback Late February 2009 Avexa scheme meeting to approve the merger March 2009 Progen share buyback conducted Late March 2009 Merger implementation date Early April 2009

9 Outcome • Creates one of Australia’s leading biotechnology companies • Brings together a diverse portfolio of assets across oncology and infectious disease that are in various stages of development with both near and long term milestones • Merged group will have a strong balance sheet, with a projected cash balance of over $60 million (post buyback and transaction costs) • With the proposed share buyback, Progen shareholders will have flexibility to receive a partial cash return, while still retaining exposure to the significant upside of a late stage drug in clinical Phase III trials and their portfolio of oncology and other infectious disease drugs • A key focus will be continued development of ATC. ATC is one of only two new HIV therapies in Phase III clinical trials anywhere in the world and every HIV therapy that has commenced Phase III testing has successfully completed these trials and been approved in major markets • Sufficient cash expected to fund the clinical trials of ATC through to the week 24 milestone of the first Phase III study, a key value inflection point • Well positioned to realize the significant benefits of combining oncology and anti-viral focus, including research synergies, clinical development, and regulatory pathways • Provides flexibility to license and partner molecules